UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EnerSys

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29275 Y 10 2

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Metalmark Capital LLC

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
2,820,150

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
2,820,150

	8.	SHARED DISPOSITIVE POWER
0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,820,150

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.8%

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Morgan Stanley

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
69,909

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
69,909

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,909

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
MSDW Capital Partners IV, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
69,909

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
69,909

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,909

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
MSDW Capital Partners IV, LLC

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
69,909

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
69,909

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,909

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Morgan Stanley Dean Witter Capital Investors IV, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
69,909

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
69,909

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,909

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1	(a).	Name of Issuer: EnerSys
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 2366 Bernville Road Reading, PA 19605
Item 2	(a).

Name of Person Filing:

This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Metalmark Capital LLC (“Metalmark”)

Morgan Stanley (“MS”)

MSDW Capital Partners IV, Inc. (“MSCP IV, Inc.”)

MSDW Capital Partners IV, LLC (“MSCP IV, LLC”)

Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSCI IV, L.P.” and, together with MSCP IV, Inc. and MSCP IV, LLC, the “MSCP Funds”)

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Metalmark is:
1177 Avenue of the Americas
New York, NY 10036

The address of the principal business office of MS, MSCP IV, Inc., MSCP IV, LLC, and MSCI IV, L.P. is:
1585 Broadway
New York, NY 10036

Item 2	(c).	Citizenship: The place of organization of Metalmark, MS, MSCP IV, Inc., MSCP IV, LLC, and MSCI IV, L.P. is Delaware.
Item 2	(d).	Title of Class of Securities: This statement relates to the Company’s Common Stock, par value $0.01 per share.
Item 2	(e).	CUSIP Number: 29275Y 10 2
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

(a) Amount beneficially owned:

As of December 31, 2009, Morgan Stanley Dean Witter Capital Partners IV, L.P. (“MSCP IV, L.P.”) owned directly 2,557,999 shares and MSDW IV 892 Investors, L.P. (“MSCP IV 892, L.P.”) owned directly 217,961 shares. An affiliate of Metalmark is the subadvisor to MSCP IV, L.P. and MSCP IV 892, L.P. and, as such, has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares held by MSCP IV, L.P. and MSCP IV 892, L.P.

As of December 31, 2009, MSCI IV, L.P. owned directly 69,909 shares. MSCP IV, LLC is the general partner of MSCI IV, L.P. and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all shares held by MSCI IV, L.P. MSCP IV, Inc. is the managing member of MSCP IV, LLC and, as such, shares the power to direct the actions of MSCI IV, LLC. MS, as sole shareholder of MSCP IV, Inc., controls the actions of MSCP IV, Inc. Therefore, MSCP IV, LLC and MSCP IV, Inc. each may be deemed to have beneficial ownership of all the shares held by MSCI IV, L.P.

Therefore, MS may be deemed to have beneficial ownership of all the shares held by MSCI IV, LP.

MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

By virtue of a subadvisory arrangement, Metalmark may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of the shares held by MSCP IV, L.P. and MSCP IV 892, L.P. In addition, under the subadvisory arrangement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P. Metalmark also beneficially owns 26,236 shares, 12,500 shares issuable upon exercise of stock options and 5,454 restricted stock units payable in the form of Common Stock on or after September 10, 2010.

(b) Percent of class: (1)
Metalmark Capital LLC	5.8% of the Common Stock
Morgan Stanley	0.1% of the Common Stock
MSDW Capital Partners IV, Inc.	0.1% of the Common Stock
MSDW Capital Partners IV, LLC	0.1% of the Common Stock
Morgan Stanley Dean Witter Capital Investors IV, L.P.	0.1% of the Common Stock

_______________ (1) Based on the Common Stock outstanding on December 27, 2009.
(c) Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or to direct the disposition of

Metalmark Capital LLC	2,820,150	- 0 -	2,820,150	- 0 -
Morgan Stanley		69,909		69,909
MSDW Capital Partners IV, Inc.	- 0 -	69,909	- 0 -	69,909
MSDW Capital Partners IV, LLC	- 0 -	69,909	- 0 -	69,909
Morgan Stanley Dean Witter Capital Investors IV, L.P.	- 0 -	69,909	- 0 -	69,909

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A
Item 8.

Identification and Classification of Members of the Group.

Metalmark and the MSCP Funds have entered into a 2004 Securityholder Agreement dated as of July 26, 2004, which governs certain relationships among such parties as stockholders.

Metalmark and the MSCP Funds may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder.

Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certifications. Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

Dated: February 11, 2010

Metalmark Capital LLC

/s/ Kenneth F. Clifford

Name: Kenneth F. Clifford

Title: Managing Director

Morgan Stanley

/s/ Christopher L. O'Dell

Name: Christopher L. O'Dell

Title: Authorized Signatory

MSDW Capital Partners IV, Inc.

By: METALMARK SUBADVISOR LLC,

as attorney-in-fact

/s/ Kenneth F. Clifford

Name: Kenneth F. Clifford

Title: Managing Director

MSDW Capital Partners IV, LLC

By: MSDW Capital Partners IV, Inc., as Member

By: METALMARK SUBADVISOR LLC,

as attorney-in-fact

/s/ Kenneth F. Clifford

Name: Kenneth F. Clifford

Title: Managing Director

Morgan Stanley Dean Witter Capital Investors IV, L.P.

By: MSDW Capital Partners IV, LLC, as General Partner

By: MSDW Capital Partners IV, Inc., as Member

By: METALMARK SUBADVISOR LLC,

as attorney-in-fact

/s/ Kenneth F. Clifford

Name: Kenneth F. Clifford

Title: Managing Director